Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
 Rehovot 7612002, Israel
__________________________

PROXY STATEMENT
__________________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2019 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2019 Annual General Meeting of Shareholders that was published by the Company on May 14, 2019. The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, June 26, 2019, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about May 24, 2019.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, May 21, 2019, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov for a one-year term as a director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until his or her successor is duly elected and qualified.

2.
Approval of initial and subsequent annual option grants to each of Dr. Adrian Percy and Dr. Oded Shoseyov, who were initially appointed to the Board following our 2018 annual general meeting of shareholders (subject to their reelection as directors pursuant to Proposal 1).

3.
Approval of the annual objectives related to, target amount of, and potential payment in 2020 of, a cash bonus with respect to 2019 for the company’s president and chief executive officer, subject to his achievement during 2019 of those  annual objectives, in accordance with the Company’s 2019 annual bonus plan as determined by our Board (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2018.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

Quorum

As of the close of business on May 10, 2019, we had 25,754,297 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of Proposal 3 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposal 3, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 3 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a conflict of interest concerning the approval of Proposal 3, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 3. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of that proposal and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” in Item 3A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 3, you should check the box “AGAINST” in Item 3A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3, but will not be counted towards or against the special majority required for approval of Proposal 3.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, May 21, 2019, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 21, 2019, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company). The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor and Sassi Masliah, VP Legal Affairs & Company Secretary, or fax or email it to us at facsimile number +972-8-9466724 or e-mail addresses: amitai.bartov@evogene.com; sassi.masliah@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on Tuesday, June 25, 2019 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 7 a.m., Israel time, on Wednesday, June 26, 2019. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card.  If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 2 or 4, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 3, your proxy will not be voted on that proposal (unless you complete Item 3A, thereby indicating whether you are a controlling shareholder and/or possess a conflict of interest with respect to Proposal 3, in which case your proxy will be voted “FOR” Proposal 3).

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on Monday, June 24, 2019 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on May 14, 2019 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (May 21, 2019). Please then deliver, mail (via registered mail), fax or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor, or Sassi Masliah, VP Legal Affairs & Company Secretary, facsimile number +972-8-9466724, e-mail addresses: amitai.bartov@evogene.com; sassi.masliah@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 7 a.m., Israel time, on June 26, 2019) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six hours before the time fixed for the Meeting (i.e., by 5 a.m., Israel time, on June 26, 2019). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 24, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 28, 2019 (unless otherwise indicated) by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of April 28, 2019, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,754,297 ordinary shares outstanding as of April 28, 2019.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	2,795,676		10.9%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (2)	1,897,877		7.4%
Entities affiliated with The Phoenix Holding Ltd. (3)	1,760,348		6.8%
Entities affiliated with Senvest Management, LLC (4)	1,741,754		6.8%
Monsanto Company (5)	1,636,364		6.4%
Entities affiliated with UBS Group AG (6)	1,372,414		5.3%

Executive Officers and Directors
Ofer Haviv	833,434	(7)	3.1%
Ido Dor	199,875	(8)	*
Assaf Dotan	0	(9)	*
Dr. Eyal Emmanuel	0		*
Dr. Elran Haber	0	(10)	*
Dr. Arnon Heyman	53,185	(11)	*
Mark Kapel	66,275	(12)	*
Eran Kosover	182,500	(13)	*
Dorit Kreiner	1,500	(14)	*
Sarit Firon	6,875	(15)	*
Martin S. Gerstel	471,506	(16)	1.8%
Ziv Kop	13,125	(17)	*
Dr. Adina Makover	17,814	(18)	*
Dr. Adrian Percy	625	(19)	*
Leon Y. Recanati	856,359	(20)	3.3%
Dr. Oded Shoseyov	1,250	(21)	*
All directors and executive officers as a group (16 persons)	2,704,323		9.9%
_______________________________
* Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2019 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,795,676 shares. According to this Schedule 13G, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the Exchange Act. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or Migdal, with the SEC on February 14, 2019. Migdal has shared voting and dispositive power with respect to all 1,897,877 shares. According to this Schedule 13G, of the ordinary shares beneficially owned by Migdal: (i) 1,897,877 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal; and (ii) 58,136 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2019 by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G/A, 1,760,348 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (referred to as the Subsidiaries), and each reporting person possesses shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel. The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(4)
This information is based upon a Schedule 13G filed jointly with the SEC on April 12, 2019 by (i) Senvest Management LLC. and (ii) Richard Mashaal. According to this Schedule 13G, 1,741,754 ordinary shares are held in the accounts of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein. The principal address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor New York, New York 10022. The address of Mr. Richard Mashaal is c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022.

(5)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(6)
This information is based upon a Schedule 13G/A filed with the SEC on February 15, 2019 by UBS Group AG, or UBS. UBS is a Swiss corporation and a bank, as defined under Section 3(a)(6) of the Exchange Act, and shares voting and dispositive investment power over these ordinary shares with its wholly-owned subsidiaries, UBS Financial Services Inc., UBS Securities LLC and UBS AG London Branch. The principal address of UBS is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.

(7)
Consists of 833,434 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 150,000 on August 24, 2019, 200,000 on June 19, 2020, 215,000 on July 17, 2023, 170,000 on March 22, 2025, and 98,434 on August 8, 2027. The weighted average exercise price of these options is NIS 34.14.

(8)
Consists of 199,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 ordinary on March 22, 2025, 70,000 on November 17, 2025, and 52,500 on August 8, 2027. The weighted average exercise price of these options is NIS 30.91.

(9)
Assaf Dotan serves as the CEO of our subsidiary company Evofuel Ltd., and, as such, he holds options to purchase shares of Evofuel rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2018.

(10)
Elran Haber serves as the CEO of our subsidiary company Biomica Ltd., and, as such, he holds options to purchase shares of Biomica rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2018.

(11)
Consists of 53,185 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 13,500 on May 18, 2026, 21,875 on August 8, 2027, and 7,810 on February 26, 2028. The weighted average exercise price of these options is NIS 24.87.

(12)
Consists of 66,275 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on June 19, 2020, 13,500 on July 15, 2023, 9,000 on March 22, 2025, 4,350 on August 8, 2027, 3,750 on February 26, 2028, and 3,750 on February 5, 2029. The weighted average exercise price of these options is NIS 27.18.

(13)
Consists of 182,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 25,000 on May 7, 2024, 25,000 on November 11, 2024, 10,000 on March 22, 2025, 70,000 on November 17, 2025, and 52,500 on August 8, 2027. The weighted average exercise price of these options is NIS 34.70.

(14)	Consists of 1,500 ordinary shares held by a trustee for the benefit of Ms. Kreiner.
(15)
Consists of 6,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, which expire on August 10, 2026. The exercise price of these options is NIS 26.89.

(16)
Includes 35,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 5,000 on April 9, 2020, 5,000 on June 11, 2020, 5,000 on September 17, 2021, 5,000 on November 10, 2022, 5,000 on September 14, 2023, 5,000 on August 16, 2024, and 5,000 on July 2, 2025. The weighted average exercise price of these options is NIS 37.66. Also includes 436,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 183,815 ordinary shares held by Mr. Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Mr. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(17)
Consists of 13,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, and 625 on February 28, 2026. The weighted average exercise price of these options is NIS 63.08.

(18)
Includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 2,500 on April 9, 2020, 2,500 on June 11, 2020, 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 16, 2024, and 2,500 on July 2, 2025. The weighted average exercise price of these options is NIS 37.66. Also includes 314 ordinary shares held by Dr. Makover.

(19)
Consists of 625 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, which expire on December 23, 2028. The exercise price of these options is USD $2.56.

(20)
Includes 838,859 ordinary shares held by Mr. Recanati. Also includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 2,500 on April 9, 2020, 2,500 on June 11, 2020, 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 16, 2024, and 2,500 on July 2, 2025. The weighted average exercise price of these options is NIS 37.66.

(21)
Consists of 1,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of April 28, 2019, which expire on November 13, 2028. The exercise price of these options is NIS 10.67.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on April 29, 2019 (which we refer to as our 2018 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2018. Item 6.C of our 2018 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2018 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON, (B) MR. MARTIN S. GERSTEL, (C) MR. ZIV KOP, (D)
DR. ADRIAN PERCY, (E) MR. LEON Y. RECANATI AND (F) DR. ODED SHOSEYOV TO SERVE AS A
DIRECTOR OF THE COMPANY FOR A ONE-YEAR TERM

Background

Under our articles of association and the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a one-year term that concludes at the next annual general meeting of shareholders. Our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), which we refer to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Mr. Martin S. Gerstel, (b) Ms. Sarit Firon, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov, each of whom is a current director of our Company, for re-election to hold office for a one-year term, until the annual general meeting of shareholders in 2020 and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the re-election of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions and broker non-votes) of the votes cast and voting thereon at the Meeting. The remaining current member of our Board, Dr. Adina Makover, is not standing for re-election, and her tenure as a director of the Company will therefore conclude at the end of the Meeting.

Each of the six nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board on August 10, 2016. Ms. Firon is the Managing Partner of Cerca Partners, a Venture Capital, co-investment fund. Previously, Ms. Firon was the Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam. Prior to her role at Extreme Reality (XTR3D), Ms. Firon held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG corp.), OLIVE SOFTWARE, P-CUBE (acquired by Cisco) and RADCOM, LTD. (NSDQ: RDCM). Ms. Firon serves as the Chairperson of myThings, a global leader in customized programmatic ad solutions, which runs personalized retargeting campaigns on desktop, mobile and Facebook, since July 2015. Ms. Firon also holds other board positions at DTORAMA and Protected Media. Ms. Firon holds a Bachelor’s degree in accounting and economics, and a Diploma in Accounting Advanced Studies, both from Tel Aviv University.

Mr. Martin S. Gerstel has served as our chairman of the Board since December 2004 and as a director since February 2004. In addition, Mr. Gerstel served as the chairman of Compugen Ltd., a predictive drug discovery and development company, from 1997 to 2017; chairman of Keddem Bioscience Ltd., a drug discovery company, from 2004 to 2016, co-founder and co-chairman of Itamar Medical Ltd., a medical device company, from 1997 to 2017, where he now serves as a director. In addition, Mr. Gerstel has been a board member of Yeda Ltd., the technology transfer company of the Weizmann Institute of Science, since 1994 and was a board member of Yissum Ltd., the technology transfer company of the Hebrew University, from 2003 to 2015. He is a member of the board of governors and the executive committee of the Weizmann Institute of Science and the board of governors of The Hebrew University of Jerusalem. Prior to relocating to Israel, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. Mr. Gerstel holds a B.S. from Yale University and an M.B.A. from Stanford University.

Mr. Ziv Kop has served as a director of our Company since 2014. Mr. Kop serves as a director of Dynamic Yield Ltd., Outbrain Inc. and Outbrain LTD. Mr. Kop currently serves as General Partner at Israel Growth Partners fund. Prior to IGP Ziv served as a Partner at Marker/Innovation Endeavors VC. From February 2014 to June 2016 Mr. Kop served as chief operating officer and Active Board Member of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. and M.B.A. from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics, AgroSavfe, AgPlenus (our subsidiary), and EnkoChem. He is a member of the science and technology boards of Terramera, Zasso, Agrimetis and Rothamsted Research. Dr. Percy currently serves as the CTO of Finistere Ventures, and frequently acts as an agricultural advisor or independent director to companies through his own consultancy company, Nomad Technology Consulting. Previously, Dr. Percy served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led crop protection development activities for Bayer in North America and regulatory affairs activities across the entire division of Crop Science. Dr. Percy has held positions in the research and development departments of Rhone Poulenc, Aventis CropScience and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 12 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano materials Ltd. Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., and Karme Yosef Winery. Dr. Shoseyov is a faculty member of the Hebrew University of Jerusalem, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 180 scientific publications and is the inventor or co-inventor of 62 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of BRAVDO winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a BSc from the Hebrew University (1981), MSc from the Hebrew University (1982), and a Ph.D. from the Hebrew University (1987).

 Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until her successor is duly elected and qualified.”

(b) “RESOLVED, that Mr. Martin S. Gerstel be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Mr. Ziv Kop be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(e) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(f) “RESOLVED, that Dr. Oded Shoseyov be, and hereby is, re-elected to serve as a director of the Company until our 2019 annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the five directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the reelection of each one of the five directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
APPROVAL OF OPTIONS GRANTS TO OUR TWO RECENTLY APPOINTED DIRECTORS,
DR. ADRIAN PERCY AND DR. ODED SHOSEYOV

Background

Under the Companies Law, the compensation of directors of a public company requires approval by the compensation committee of the board of directors, the board of directors, and the shareholders of the company (in that order). The compensation and nominating committee of our Board (in its role as compensation committee), or the Compensation Committee, and our Board have approved equity grants to two of our directors, who were initially appointed by our Board as directors subsequent to our 2018 annual general meeting of shareholders— Dr. Adrian Percy (appointed in February 2019) and Dr. Oded Shoseyov (appointed in November 2018). The equity grants proposed for each director under this Proposal 2 are conditioned upon his re-election to the Board pursuant to Proposal 1 at the Meeting. The equity grants to each director consist of the following:

•
an initial one-time grant of options to purchase 10,000 ordinary shares of our Company, vesting in four equal tranches over four years (with each tranche vesting on the anniversary of such director's original appointment date, commencing with the first anniversary of the appointment date); and

•
subsequent annual grants of options, each to purchase 2,500 ordinary shares of the Company, on each anniversary of such director’s original appointment date, conditioned upon such director's continued service on such anniversary date, each of which will vest in its entirety upon the passage of three years from the relevant anniversary grant date.

Each such options grant will be made in accordance with the grant mechanism described in our directors and officers compensation policy, which we refer to as our Compensation Policy, and is subject to the continued service by that director on our Board. The exercise price and other terms of the respective grants will be determined in accordance with our Compensation Policy and Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. Under our Compensation Policy, the exercise price of each options grant will be equal to the higher of (1) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, plus 5% and (2) the closing price of our ordinary shares on the TASE on the date of grant.

In so approving the proposed grants to Dr. Percy and Dr. Shoseyov, the Compensation Committee and the Board each considered the factors enumerated in our Compensation Policy. The Compensation Committee and the Board each expressed the view that the terms and conditions of the grants: (i) are appropriate, given the background and experience of Dr. Percy and Dr. Shoseyov, (ii) are aligned with market terms for companies of similar position and size, and for directors of similar experience level, and (iii) are consistent with the Compensation Policy.

Shareholders are being asked to approve the foregoing options grants at the Meeting.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that an initial grant of options to purchase 10,000 ordinary shares and subsequent annual grants of options to purchase 2,500 ordinary shares, to each of Dr. Adrian Percy and Dr. Oded Shoseyov (assuming that each is re-elected as a director pursuant to Proposal 1 at the Meeting), in accordance with the grant mechanism described in the Company’s Compensation Policy, subject to their respective continued service on our Board, be, and hereby are, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the foregoing options grants to Dr. Percy and Dr. Shoseyov requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the initial and subsequent annual grants of options to purchase ordinary shares of our Company to Dr. Percy and Dr. Shoseyov.

PROPOSAL 3
APPROVAL OF THE ANNUAL OBJECTIVES RELATED TO, TARGET AMOUNT OF, AND
POTENTIAL PAYMENT IN 2020 OF, A CASH BONUS WITH RESPECT TO 2019 FOR THE COMPANY’S PRESIDENT
AND CHIEF EXECUTIVE OFFICER, SUBJECT TO HIS ACHIEVEMENT DURING 2019 OF THOSE
ANNUAL OBJECTIVES

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our compensation and nominating committee (in its capacity as the compensation committee of the Board), or the Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our chief executive officer, or CEO.

Our directors and officers compensation policy, which we refer to as our Compensation Policy, provides a framework for grant of cash bonuses pursuant to which our President and CEO, Mr. Ofer Haviv, is entitled, subject to, and to the extent of, achievement of all of his objectives for 2019, to a bonus in an amount equal to his gross monthly salary (NIS 75,000, which equals approximately $21,000), multiplied by six (i.e., NIS 450,000, which equals approximately $126,000). We refer to that amount as his Target Bonus. In addition, the Compensation Policy provides that in the event that the CEO over-achieves his objectives, he is entitled to a maximum bonus that shall not exceed 175% of the Target Bonus, while if he achieves his objectives to a partial extent, he may be entitled to a partial bonus.

The annual bonus plan for 2019 that has been approved by our Compensation Committee and Board for our President and CEO, Mr. Ofer Haviv, includes defined Company-level and personal objectives, each with an assigned quantitative weight, with respect to the following matters:

(1)	The Company’s and its subsidiaries’ entry into strategic and significant commercial collaborations and other arrangements;

(2)	Advancement of product candidates in the product development programs of the Company and its subsidiaries;

(3)	Financing of Company subsidiaries and maintaining financial health of the Company;

(4)
Maintenance of the competitive position of our Computational Predictive Biology, or CPB, platform in the various areas of activity of our Company and its subsidiaries by continuous improvement of its technological capabilities; and

(5)	Ensuring appropriate corporate communications to the financial community and others.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed cash bonus plan for 2019 for Mr. Haviv, subject to the degree of his achievement of the foregoing objectives, and subject to the limits on an annual bonus plan and the amount of his cash bonus, all as provided in our Compensation Policy and as described above.

An assessment of Mr. Haviv’s achievements will be undertaken by the Compensation Committee and Board early in 2020. Shareholders are now being asked to approve the proposed cash bonus plan for Mr. Haviv for 2019, and to pre-authorize our Board to approve a potential payment to Mr. Haviv of an annual bonus amount for 2019, to be paid in 2020. The actual bonus to be paid (if any) will be determined based on the foregoing assessment of Mr. Haviv’s achievement of the objectives for the year and the other requirements set forth in our Compensation Policy, subject to the bonus mechanism described above.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the annual objectives related to, target amount of, and potential payment in 2020 of, a cash bonus for the Company’s President and Chief Executive Officer with respect to 2019, subject to, and to the extent of, his achievement during 2019 of those objectives in accordance with the Company’s 2019 annual bonus plan, as described in Proposal 3 of the Proxy Statement, dated May 14, 2019, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 3A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 3 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 3A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 3 but will not count towards or against the special majority required for its approval. If you do not complete Item 3A, your vote will not be counted at all on Proposal 3.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the bonus plan and potential cash bonus payment for 2019 for our President and Chief Executive Officer.

PROPOSAL 4
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S INDEPENDENT,
EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2019

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2018 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2019 and for the additional period until the close of the 2020 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2018 and 2017:

	2018	2017
Audit Fees	$155,000	$105,000
Audit-Related Fees	-	-
Tax Fees	23,000	15,000
All Other Fees	-	-
Total	$178,000	$120,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

There were no “Audit-related fees” or “All Other Fees” that we paid or accrued for Kost Forer’s services during the years ended December 31, 2018 or 2017.

“Tax fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

In accordance with the Sarbanes-Oxley Act of 2002, our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2018.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2019 and the additional period until the 2020 annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors, with power of delegation to the audit committee thereof.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2018 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2018 comprise a part of the Company’s Annual Report on Form 20-F, which we filed on April 29, 2019 with the SEC, and which is available at the SEC’s website, www.sec.gov, at the Magna website of the Israel Securities Authority at www.magna.isa.gov.il, and at our Company's website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of 2019 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

Dated: May 14, 2019	By Order of the Board of Directors, /s/ Dorit Kreiner Ms. Dorit Kreiner Chief Financial Officer